Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated May 23, 2005, relating to the consolidated financial statements of Alliant Techsystems Inc., and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Alliant Techsystems Inc. for the year ended March 31, 2005 (the report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the Company’s change in method of accounting for goodwill and other intangible assets) and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

March 1, 2006